DOLLAR TREE STORES, INC.
Condensed Consolidated Income Statements
For the Three Months Ended March 31
(Amounts in thousands, except per share data)
(Unaudited)

	First Quarter	
	2001	**2000**
Net sales	$387,319	$327,111
Cost of sales	255,858	213,538
Gross profit	131,461	113,573
	33.9%	34.7%
Operating expenses	101,691	81,661
	26.3%	25.0%
Depreciation/amortization	11,831	8,693
Operating income	17,939	23,219
	4.6%	7.1%
Interest income (expense), net	387	(500)
Other income (expense) (a)	(792)	-
Earnings before income taxes	17,534	22,719
	4.5%	6.9%
Income tax expense	6,751	8,767
Net earnings	10,783	13,952
Net earnings available to common shareholders (b)	10,783	12,876
	2.8%	3.9%
Net earnings per common share:		
Basic	$ 0.10	$ 0.13
Weighted average number of shares	112,097	99,032
Diluted	$ 0.10	$ 0.12
Weighted average number of shares	112,764	108,647

(a) Amount represents the earnings impact of recording non-hedging interest rate swaps to market value in accordance with Statement of Financial Accounting Standards No. 133, which was effective January 1, 2001.

(b) Amount in 2000 includes accretion of the cumulative convertible redeemable preferred stock to redemption value, accrued preferred stock dividends and amortization of the discount on preferred stock. The amount deducted from net earnings available to common shareholders is $1,076 for the quarter ended March 31, 2000.

DOLLAR TREE STORES, INC.
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	March 31, 2001		Dec. 31, 2000		March 31, 2000	
	(Unaudited)				(Unaudited)	
Cash and cash equivalents	$	65,984	$	181,166	$	83,711
Merchandise inventories		354,911		258,687		276,811
Other current assets		35,829		37,661		17,464
Total current assets		456,724		477,514		377,986
Property and equipment, net		226,371		211,632		167,167
Goodwill, net		39,872		40,376		41,890
Other assets, net		18,094		17,337		16,275
Total assets	$	741,061	$	746,859	$	603,318
Accounts payable	$	81,936	$	75,404	$	71,022
Income taxes payable		12,426		23,448		10,502
Other current liabilities		35,484		50,453		27,878
Current portion of long-term debt		25,000		25,000		26,595
Total current liabilities		154,846		174,305		135,997
Long-term debt, excluding current portion		18,000		18,000		54,930
Other liabilities		36,945		35,896		40,514
Total liabilities		209,791		228,201		231,441
Cumulative convertible redeemable preferred stock		-		-		36,247
Shareholders' equity		531,270		518,658		335,630
Total liabilities and shareholders' equity	$	741,061	$	746,859	$	603,318
STORE DATA:						
Number of stores open at end of period		1,781		1,729		1,565
Total gross square footage (in thousands)		10,510		9,832		8,097

DOLLAR TREE STORES, INC.
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands)

	Three-months ended March 31, 2001	Year ended December 31, 2000	Three-months ended March 31, 2000
	(Unaudited)		(Unaudited)
Cash flows from operating activities:			
Net income	$ 10,783	$ 121,622	$ 13,952
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	11,831	41,971	8,693
Other non-cash adjustments	1,563	14,813	3,022
Changes in working capital	(113,254)	(71,141)	(112,664)
Total adjustments	(99,860)	(14,357)	(100,949)
Net cash provided by (used in) operating activities	(89,077)	107,265	(86,997)
Cash flows from investing activities:			
Capital expenditures	(26,325)	(95,038)	(18,069)
Proceeds from sale of property and equipment	13	271	65
Net cash used in investing activities	(26,312)	(94,767)	(18,004)
Cash flows from financing activities:			
Net change in revolving credit facilities	-	(6,500)	6,000
Repayment of long-term debt and facility fees	(239)	(27,708)	(1,683)
Principal payments under capital lease obligations	(865)	(3,274)	(778)
Proceeds from stock issued pursuant to stock-based compensation plans	1,311	24,563	3,586
Net cash provided by (used in) financing activities	207	(12,919)	7,125
Net decrease in cash and cash equivalents	(115,182)	(421)	(97,876)
Cash and cash equivalents at beginning of period	181,166	181,587	181,587
Cash and cash equivalents at end of period	$ 65,984	$ 181,166	$ 83,711